

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2023

Russell Beyer
Chief Financial Officer
SAB Biotherapeutics, Inc.
2100 East 54th Street North
Sioux Falls, SD 57104

> **Re: SAB Biotherapeutics, Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed April 14, 2023**
> **File No. 001-39871**

Dear Russell Beyer:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences